                               File No. 333-44518
                       Investment Company Act No. 811-5065

              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

         A.       Exact name of Trust:

                  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                  THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO
                  SERIES 2000-4

         B.       Name of Depositor:

                  DEAN WITTER REYNOLDS INC.

         C.       Complete address of Depositor's principal executive office:

                  DEAN WITTER REYNOLDS INC.
                  Two World Trade Center
                  New York, New York  10048

         D.       Name and complete address of agents for service:

                  MR. MICHAEL D. BROWNE
                  DEAN WITTER REYNOLDS INC.
                  Unit Trust Department
                  Two World Trade Center - 59th Floor
                  New York, New York  10048

                  Copy to:

                  KENNETH W. ORCE, ESQ.
                  CAHILL GORDON & REINDEL
                  80 Pine Street
                  New York, New York 10005

         E.       Total and amount of securities being registered:

                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

         F. Proposed maximum offering price to the public of the securities being registered:

                  Indefinite

         G.       Amount of filing fee:

                  N/A

         H.       Approximate date of proposed sale to public:

                  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

       /X/ Check box if it is proposed that this filing will become effective immediately upon filing on October 24, 2000 pursuant to Rule 487.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
           I. ORGANIZATIONAL AND GENERAL INFORMATION

    1.     (a)  Name of Trust                                          ) Front Cover
           (b)  Title of securities issued                             )
    2.     Name and address of Depositor                               ) Table of Contents
    3.     Name and address of Trustee                                 ) Table of Contents
    4.     Name and address of principal Underwriter                   ) Table of Contents
    5.     Organization of Trust                                       ) Introduction
    6.     Execution and termination of Indenture                      ) Introduction; Amendment and
                                                                       ) Termination of the Indenture
    7.     Changes of name                                             ) Included in Form N-8B-2
    8.     Fiscal Year                                                 ) Included in Form N-8B-2
    9.     Litigation                                                  )  *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

--------------------

*  Not applicable, answer negative or not required.


Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   10.     General Information regarding Trust's Securities and        )
           Rights of Holders                                           )

           (a)  Type of Securities                                     ) Rights of Unit Holders
                (Registered or Bearer)                                 )

           (b)  Type of Securities (Cumulative or Distributive)        ) Administration of the
                                                                       ) Trust-Distribution

           (c)  Rights of Holders as to                                ) Redemption; Public
                withdrawal or redemption                               ) Offering of
                                                                       ) Units-Secondary Market

           (d)  Rights of Holders as to conversion, transfer,          ) Public Offering of
                partial redemption and similar matters                 ) Units-Secondary Market;
                                                                       ) Exchange Option; Redemption;
                                                                       ) Rights of Unit Holders-Certificates

           (e)  Lapses or defaults with respect to periodic payment    ) *
                plan certificates                                      )

           (f)  Voting rights as to Securities                         ) Rights of Unit
                under the Indenture                                    ) Holder-Certain Limitations;
                                                                       ) Amendment and Termination
                                                                       ) of the Indenture

           (g)  Notice to Holders as to change in                      )

                (1)  Composition of assets of Trust                    ) Administration of the
                                                                       ) Trust-Reports to Unit
                                                                       ) Holders; The Trust-Summary
                                                                       ) Description of the Portfolios
                                                                       )
                (2)  Terms and Conditions                              ) Amendment and Termination
                     of Trust's Securities                               of the Indenture

--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
                (3)  Provisions of Indenture                           ) Amendment and Termination of the
                                                                       ) Indenture

                (4)  Identity of Depositor                             ) Sponsor; Trustee
                     and Trustee                                       )

           (h)  Security Holders Consent                               )
                required to change                                     )

                (1)  Composition of assets of Trust                    ) Amendment and Termination of the
                                                                       ) Indenture

                (2)  Terms and conditions                              ) Amendment and Termination
                     of Trust's Securities                             ) of the Indenture

                (3)  Provisions of Indenture                           ) Amendment and Termination of the
                                                                       ) Indenture

                (4)  Identity of Depositor and Trustee                 ) *

           (i)  Other principal features of                            ) Cover of Prospectus;
                the Trust's Securities                                 ) Tax Status

   11.     Type of securities comprising units                         ) The Trust-Summary Description of the
                                                                       ) Portfolios; Objectives and Securities
                                                                       ) Selection; The Trust-Special
                                                                       ) Considerations

   12.     Type of securities comprising periodic payment              ) *
           certificates                                                )

--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   13.     (a)  Load, fees, expenses, etc.                             ) Summary of Essential Information;
                                                                       ) Public Offering of Units-Public
                                                                       ) Offering Price;-Profit of
                                                                       ) Sponsor;-Volume Discount; Expenses and
                                                                       ) Charges

           (b)  Certain information regarding periodic payment         ) *
                certificates                                           )

           (c)  Certain percentages                                    ) Summary of Essential Information;
                                                                       ) Public Offering of Units-Public
                                                                       ) Offering Price; -Profit of
                                                                       ) Sponsor;-Volume Discount

           (d)  Price differentials                                    ) Public Offering of Units-Public
                                                                       ) Offering Price

           (e)  Certain other loads, fees, expenses,                   ) Rights of Unit
                etc. payable by holders                                ) Holders-Certificates

           (f)  Certain profits receivable by depositor, principal     ) Redemption-Purchase by the Sponsors of
                underwriters, trustee or affiliated persons            ) Units Tendered for Redemption

           (g)  Ratio of annual charges to income                      ) *

   14.     Issuance of trust's securities                              ) Introduction; Rights of Unit
                                                                       ) Holders-Certificates

   15.     Receipt and handling of payments from purchasers            ) Public Offering of Units-Profit of
                                                                       ) Sponsor

--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   16.     Acquisition and disposition of                              ) Introduction; Amendment
           underlying securities                                       ) and Termination of the
                                                                       ) Indenture; Objectives
                                                                       ) and Securities
                                                                       ) Selection; The Trust-Summary
                                                                       ) Description of the Portfolio;
                                                                       ) Sponsor-Responsibility

   17.     Withdrawal or redemption                                    ) Redemption; Public Offering of
                                                                       ) Units-Secondary Market

   18.     (a)  Receipt and disposition of income                      ) Administration of the Trust;
                                                                       ) Reinvestment Programs

           (b)  Reinvestment of distributions                          ) Reinvestment Programs

           (c)  Reserves or special fund                               ) Administration of the
                                                                       ) Trust-Distribution

           (d)  Schedule of distribution                               ) *

   19.     Records, accounts and report                                ) Administration of the Trust-Records
                                                                       ) and Accounts;-Reports to Unit Holders

   20.     Certain miscellaneous provisions                            ) Amendment and Termination
           of trust agreement                                          ) of the Indenture;
                                                                       ) Sponsor-Limitation on
                                                                       ) Liability-Resignation;
                                                                       ) Trustee-Limitation on
                                                                       ) Liability-Resignation

   21.     Loans to security holders                                   ) *

   22.     Limitations on liability of depositor, trustee,             ) Sponsor, Trustee; Evaluator-Limitation
           custodian, etc.                                             ) on Liability

--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------

   23.     Bonding arrangements                                        ) Included in Form N-8B-2
   24.     Other material provisions of trust agreement                ) *

         III. ORGANIZATION PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

   25.     Organization of Depositor                                   ) Sponsor
   26.     Fees received by Depositor                                  ) Expenses and Charges-fees;
                                                                       ) Public Offering of Units-Profit
                                                                       ) of Sponsor

   27.     Business of Depositor                                       ) Sponsor and Included in Form N-8B-2

   28.     Certain information as to officials                         ) Included in Form N-8B-2
           and affiliated persons of Depositor                         )

   29.     Voting securities of Depositor                              ) Included in Form N-8B-2

   30.     Persons controlling Depositor                               ) *

   31.     Compensation of Officers and Director of Depositor          ) *

   32.     Compensation of Directors of Depositor                      ) *

   33.     Compensation of employees of Depositor                      ) *

   34.     Remuneration of other persons for certain services          ) *
           rendered to trust                                           )

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   35.     Distribution of trust's securities by states                ) Public Offering of Units-Public
                                                                       ) Distribution

   36.     Suspension of sales of trust's securities                   ) *

   37.     Revocation of authority to distribute                       ) *

   38.     (a)  Method of distribution                                 ) Public Offering of
           (b)  Underwriting agreements                                ) Units
           (c)  Selling agreements                                     )

   39.     (a)  Organization of principal underwriter                  ) Sponsor
           (b)  N.A.S.D. membership of principal underwriter           )

   40.     Certain fees received by principal underwriter              ) Public Offering of
                                                                       ) Units-Profit of Sponsor

   41.     (a)  Business of principal underwriter                      ) Sponsor
           (b)  Branch offices of principal underwriter                ) *
           (c)  Salesman of principal underwriter                      ) *

   42.     Ownership of trust's securities by certain persons          ) *

   43.     Certain brokerage commissions received by principal         ) *
           underwriter                                                 )

   44.     (a)  Method of valuation                                    ) Public Offering of Units
           (b)  Schedule as to offering price                          ) *
           (c)  Variation in offering price to certain persons         ) Public Offering of Units-Volume
                                                                       ) Discount; Exchange option

--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   45.     Suspension of redemption rights                             ) *

   46.     (a)  Redemption valuation                                   ) Public Offering of Units-Secondary
                                                                       ) Market; Redemption

           (b)  Schedule as to redemption price                        ) *

   47.     Maintenance of position in underlying securities            ) See items 10(d), 44 and 46

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

   48.     Organization and regulation of Trustee                      ) Trustee

   49.     Fees and expenses of Trustee                                ) Expenses and Charges

   50.     Trustee's lien                                              ) Expenses and Charges

           VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

   51.     (a)  Name and address of Insurance Company                  ) *
           (b)  Type of policies                                       ) *
           (c)  Type of risks insured and excluded                     ) *
           (d)  Coverage of policies                                   ) *
           (e)  Beneficiaries of policies                              ) *
           (f)  Terms and manner of cancellation                       ) *
           (g)  Method of determining premiums                         ) *
           (h)  Amount of aggregate premiums paid                      ) *
           (i)  Persons receiving any part of premiums                 ) *
           (j)  Other material provisions of the Trust relating to     ) *
                insurance                                              )

                            VII. POLICY OF REGISTRANT


--------------------

*  Not applicable, answer negative or not required

Form N-8B-2                                                            Form S-6
Item Number                                                            Heading in Prospectus
-----------                                                            ---------------------
   52.     (a)  Method of selecting and                                ) Introduction Objectives and Securities
                eliminating securities from                            ) Selection; The Trust-Summary
                the Trust                                              ) Description of the Portfolio
                                                                       ) Sponsor-Responsibility

           (b)  Elimination of securities from the Trust               ) *

           (c)  Substitution and elimination                           ) Introduction Objectives
                of securities from the Trust                           ) and Securities Selection;
                                                                       ) Sponsor-Responsibility;

           (d)  Description of any fundamental                         ) *
                policy of the Trust                                    )

   53.     Taxable status of the Trust                                 ) Cover of Prospectus; Tax Status

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

   54.     Information regarding the Trust's past                      ) *
           ten fiscal years                                            )

   55.     Certain information regarding periodic                      ) *
           payment plan certificates                                   )

   56.     Certain information regarding periodic                      ) *
           payment plan certificates                                   )

   57.     Certain information regarding periodic                      ) *
           payment plan certificates                                   )

   58.     Certain information regarding periodic                      ) *
           payment plan certificates                                   )

   59.     Financial statements                                        ) Statement of Financial Condition
           (Instruction 1(c) to Form S-6)                              )


--------------------

*  Not applicable, answer negative or not required

  MORGAN STANLEY DEAN WITTER

[LOGO] UNIT INVESTMENT TRUST
SELECT EQUITY TRUST


THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4

--------------------------------------------------------------------------------

(A Unit Investment Trust)
 -----------------------------------------------------------------------------


Trust objective: to provide capital appreciation through an investment for approximately 1 year in a fixed Portfolio consisting of common stocks from the current list of Morgan Stanley Dean Witter Global Equity Research's "Competitive Edge"--"Best Ideas", as determined on October 20, 2000. These common stocks include both domestic and foreign equity securities issued by companies in a variety of industries.


The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities, and dividends may fluctuate or not be paid.

AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

        SPONSOR                                       TRUSTEE
        -------                                       -------
  Dean Witter Reynolds                          The Bank of New York
          Inc.                                   101 Barclay Street
  2 World Trade Center                        New York, New York 10286
New York, New York 10048

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                       PROSPECTUS DATED OCTOBER 24, 2000

                        SUMMARY OF ESSENTIAL INFORMATION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

            THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4



              AS OF OCTOBER 23, 2000, THE INITIAL DATE OF DEPOSIT



Aggregate Value at the Evaluation Time of Securities in Trust.........  $247,699.23
Number of Units(1)....................................................      24,995
Fractional Undivided Interest in the Trust Represented by Each Unit...    1/24,995
Public Offering Price Per 100 Units:
    Value of Securities in the Trust..................................  $   988.37
    Plus Value of Securities for Organization Costs(2)................        2.63
                                                                        ----------
    Total Value of Securities.........................................      991.00
    Plus Sales Charge of 2.90% of Public Offering Price(3) (2.926% of
     the amount invested in Securities)...............................       29.00
    Less Deferred Sales Charge per 100 Units..........................      (20.00)
                                                                        ----------
    Public Offering Price per 100 Units(4)............................  $ 1,000.00
                                                                        ==========
Sponsor's Repurchase Price per 100 Units and Redemption Price per 100
  Units (based on the value of the underlying Securities, $29.00 less
  than the Public Offering Price per 100 Units)(5)....................  $   971.00
                                                                        ==========


    Evaluation Time: Close of the market: 4:00 p.m., New York time.

    Minimum Purchase: The minimum initial investment is $1,000 ($100 if the initial purchase is through an IRA or Direct Invest). The minimum subsequent investment is $100.


    Distributions will be made on the Distribution Dates (June 15, 2001 and on or about January 31, 2002) to holders of record on the immediately preceeding Record Date (June 1, 2001 and January 24, 2002).



    The Mandatory Termination Date of the Trust is January 24, 2002, although the Trust may terminate earlier if the value of the Trust at any time is less than 40% of the market value of the Securities deposited into the Trust. If you wish to receive Securities in-kind, you must elect prior to the in-kind Distribution Date of January 3, 2002. During the 14 business day period after that date, the Liquidation Period, the remaining Securities will be sold and the final distribution made (without interest on these proceeds) within 5 business days after the proceeds of the last sale are received by the Trust.

------------------------

    (1)The number of Units will increase as the Sponsor deposits additional Securities into the Trust. See "Unit Creation--Deposit of Securities" in Part B.

    (2)Unit Holders will bear Organization Costs, which include the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses. At the close of the initial offering period, Securities will be sold or cash will be used to reimburse the Sponsor for its advancements towards Organization Costs. Organization Costs per Unit have been estimated based on a Trust with $40 million of assets. If the assets of the Trust are less than $40 million, the Organization Costs per Unit are likely to be greater than the estimate shown.

    (3)You will pay a maximum total sales charge of 2.9% of the Public Offering Price. The sales charge has two components, an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is calculated by subtracting the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. On the date of this Summary of Essential Information, the Initial Sales Charge is $9.00 per 100 Units (0.9% of the Public Offering Price). The amount of the Initial Sales Charge will change and may be more than $9.00 per 100 Units as the value of the Securities changes after the Initial Date of Deposit. The Initial Sales Charge is reduced if you purchase Units with a value of $25,000 or more. (See "Public Offering of Units--Volume Discount"). You will pay a sales charge on all of the Securities, including the Securities held to pay Organization Costs.

     To pay the Deferred Sales Charge, the Trustee will sell Trust assets equal to $4.00 per 100 Units on each Deferred Sales Charge Payment Date (the last business day of each month, over a 5 month period beginning January 31, 2001). If you sell, redeem or exchange your Units before the last Deferred Sales Charge Payment Date the proceeds payable to you will be reduced by the amount of any unpaid Deferred Sales Charge.

    (4)This is the price as of the Initial Date of Deposit only and will change on subsequent dates.

    (5)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.25 per 100 Units.

                                     FEE TABLE

THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES AND EXPENSES, ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.


                                                                                 AMOUNT PER
                                                                                   $1,000
                                                                                 INVESTMENT
                                                                                   IN 100
UNIT HOLDER TRANSACTION EXPENSES                                                    UNITS
--------------------------------                                                -------------
Initial Sales Charge Imposed on Purchase.........................  0.90%(a)      $  9.00
Deferred Sales Charge per Year...................................  2.00%(a)        20.00
                                                                   ----          -------
Maximum Sales Charge per Year....................................  2.90%         $ 29.00
                                                                   ====          =======

ORGANIZATION COSTS...............................................  0.263%        $  2.63



ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS) (b)
  Trustee's Fee including Estimated Expenses (c).................  0.204%        $  2.04
  Sponsor's Portfolio Supervision Fee (c)........................  0.025            0.25
  Bookkeeping and Administrative Fees............................    --               --
  Other Operating Expenses.......................................    --               --
                                                                   ----          -------
      Total......................................................  0.229%        $  2.29
                                                                   ====          =======

                                      EXAMPLE


                                                                 CUMULATIVE EXPENSES PAID FOR PERIOD
                                                              -----------------------------------------
                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
An investor would pay the following expenses on a $10,000
 investment,
 assuming an estimated operating expense ratio and
 organization cost
 of 0.492% and a 5% annual return on the investment
 throughout
 the periods................................................    $339       $852      $1,391     $2,861

The Example assumes all dividends and distributions will be reinvested and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds.
Because the reductions to the repurchase and cash redemption prices described in footnote 5 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The
Example should not be considered a representation of past or future expenses or annual rate of return;
the actual expenses and rate of return may be more or less than those assumed for purposes of the
Example.


                              -------------------

(a) The Initial Sales Charge is actually the difference between 2.90% and the Deferred Sales Charge of $20.00 per 100 Units; it will exceed 0.90% if the Public Offering Price exceeds $1,000 per 100 Units.

     The Deferred Sales Charge is paid at a rate of $4.00 per 100 Units per month on each of the 5 Deferred Sales Charge Payment Dates, irrespective of the purchase or redemption price per Unit. If a Holder sells Units before all of these payments have been made, any unpaid Deferred Sales Charge will be deducted from the sales proceeds. If the Unit purchase price exceeds $1000 per 100 Units, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $1000 per 100 Units, the Deferred Sales Charge will exceed 2.00%.

(b) The estimates do not include the costs paid by the Trust of purchasing and selling Securities.

(c) The fees accrue daily and are payable on each Distribution Date. The Sponsor estimates that dividends from the Securities (based on the last dividends actually paid) will be sufficient to pay the estimated expenses of the Trust. See: "Expenses and Charges". In addition to the Trustee's fee, brokerage costs which the Trust will pay to purchase Securities are currently estimated at $1.00 per 100 Units.

    INVESTMENT NAME AND STRUCTURE: The Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-4 (the "Trust")--a unit investment trust composed of publicly-traded common stocks or contracts to purchase such stocks (the "Securities").



    OBJECTIVE: To provide capital appreciation through investment in the Competitive Edge--Best Ideas Stocks ("Best Ideas Stocks") as of October 20, 2000 (the "Stock Selection Date"). The Trust expects to hold the common stocks for about one year. There is, however, no guarantee that the Trust will achieve its objective. Income is not an objective of the Trust.


    SECURITIES SELECTION: Morgan Stanley Dean Witter (MSDW) Global Equity Research department ("MSDW Research") is recognized as a world leader in global financial research and provides comprehensive research and in-depth knowledge about general markets and specific companies from around the world. Through its on-going research and analysis, MSDW Research has developed and undertaken a comprehensive study which it calls Global Investing: The Competitive Edge. It believes:

    - that companies with a sustainable competitive edge in the operations of their business are worth more than their weaker competitors,

    - that these companies can be expected to earn higher returns on each incremental dollar invested in their businesses, and

    -  that these companies are less risky to own.

    MSDW's equity research analysts and strategists presently evaluate approximately 2,000 companies in 21 industry sectors worldwide. The initial comprehensive review for the Competitive Edge list was conducted in October 1996 and identified 238 companies from the MSDW Research companies under coverage (then nearly 1,650) as having a competitive advantage in the global arena. MSDW Research further identified a group of 84 companies in which it believed that these company's competitive edge was not reflected in its common stock price. From this group it then selected its "Best Ideas", a list of approximately 40 companies which it considered at that time to be the most attractive investment opportunities of the group. Since then there have been various updates.


    The Trust's Portfolio is based upon the Competitive Edge Best Ideas List as of October 20, 2000. Of the 250 companies identified on the Competitive Edge list, certain companies were categorized as having their competitive edge not reflected in their current stock price and this group of companies was further narrowed to the list of Best Ideas. MSDW Research presently intends, although it is not obligated, to keep the number of companies within the Competitive Edge list (and identified at each annual comprehensive review) to approximately 250, and the Best Ideas list to approximately 40.


    See the "Portfolio of Securities" for the share-weighting of each Security in the Trust as of the Initial Date of Deposit.

TRUST SECURITIES:

    PORTFOLIO CHARACTERISTICS. A review of the Trust Portfolio's Securities as of the Initial Date of Deposit indicates that all are common stocks, whose issuers can be characterized as being within the categories set forth below:


                                                     APPROXIMATE
                                                    PERCENTAGE OF
                                               AGGREGATE MARKET VALUE
CATEGORIES OF ISSUER                             OF TRUST PORTFOLIO*
--------------------                           -----------------------
Automotive...................................           2.53%
Banking & Financial Services.................           4.93%
Capital Goods................................           5.00%
Chemicals....................................           5.17%
Consumer Products............................           7.42%
Energy.......................................          12.44%
Healthcare...................................           4.99%
Insurance....................................           4.97%
Manufacturing................................           2.49%
Media........................................           7.61%
Paper & Packaging............................           2.44%
Retail.......................................           2.50%
Services.....................................           2.48%
Technology...................................          25.00%
Telecommunications Services..................           5.08%
Transportation...............................           2.46%
Utility......................................           2.50%


           *As of Initial Date of Deposit; subject to future change.

    COUNTRY CHARACTERISTICS. Issuers of the Trust Portfolio's Securities are incorporated or based in various countries, as indicated below:


                                                     APPROXIMATE PERCENTAGE
                                                       OF AGGREGATE MARKET
COUNTRY OF ISSUER                                   VALUE OF TRUST PORTFOLIO*
-----------------                                   -------------------------
Australia.........................................              2.55%
Finland...........................................              2.44%
France............................................              9.95%
Germany...........................................              2.53%
Japan.............................................             10.14%
Netherlands.......................................              2.45%
Sweden............................................              2.53%
United Kingdom....................................              4.99%
United States.....................................             62.43%


           *As of Initial Date of Deposit; subject to future change.

    The Trust contains a fixed portfolio consisting of the common stock of the companies on the current MSDW Research's Competitive Edge Best Ideas list. Unlike the Trust Portfolio which is fixed, the Competitive Edge Best Ideas listing is a managed compilation, subject to the review process described above. The Best Ideas list is expected to change, and may substantially change, during the life of the Trust.

    See Part B for additional information about the Competitive Edge and Best Ideas list.

    RISK FACTORS: An investment in Units of the Trust should be made with an understanding of the following risks associated with the Trust's fixed portfolio of common stocks:

    - The Trust assets will not be managed to take advantage of market conditions to increase the Trust's net asset value.


    - The stocks will fluctuate in price, the price fluctuations may be substantial and the stocks may be subject to speculative trading.


    - The Best Ideas list is expected to change, and may substantially change, during the life of the Trust.

    - After the Trust's Portfolio has been selected, MSDW Research may reduce its investment opinion or earnings estimates with regard to one or more Portfolio components, or remove them from the Best Ideas or Competitive Edge lists; this may have a negative effect on the price of these Securities.

    -  Stocks of foreign issuers may be subject to additional risks.

    -  Dividends may fluctuate or not be paid at any time.

    -  Technology stocks have been particularly volatile.

    - Your risk is increased because your capital is concentrated in stocks from one industry.

    There can be no assurance that the Trust's objective of capital appreciation will be achieved. The Securities, and hence the Units, may be unsuitable for investors depending on their specific investment objectives and financial position. Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Past performance is not a guarantee of future results. The price of, and income from, the Securities and, therefore, the Units may rise or fall, so that when you redeem or sell a Unit, it may be worth more or less than what you paid for it.

    There are risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of such stock. These rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. Equity markets have been at historically high levels and we cannot assure that these levels will continue.

TECHNOLOGY INDUSTRY--ADDITIONAL RISKS

    The portfolio of the Trust is concentrated in issuers within the technology industry. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

    The Trust contains the common stock of companies involved in the development, design, manufacture and sale of:

    -  computers,

    -  computer related equipment,

    -  computer networks,

    -  communications systems,

    -  telecommunications products,

    -  electronic products, and

    -  other related products, systems and services.

    The market for technology products and services, especially those specifically related to the Internet, is characterized by:

    -  rapidly changing technology,

    -  rapid product obsolescence,

    -  cyclical market patterns,

    -  evolving industry standards and

    -  frequent new product introductions.

    The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's product or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, we cannot assure that the issuers of the Securities will be able to respond in a timely manner to competition in the rapidly developing marketplace.

    The Trust's Securities in the past have experienced, and in the future are likely to experience, substantial price volatility and speculative trading. Accordingly, upon redemption of Units or termination of the Trust, a Unitholder may receive an amount less than the Unitholder's initial investment.

    Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the Units.

    Foreign Issuers: The Portfolio contains Securities of non-United States issuers. Holding securities of non-United States companies may involve investment risks that are different from those involved in holding securities of domestic issuers, including:

    -  future political and economic developments,

    - the possible imposition of withholding taxes and exchange controls or other foreign governmental restrictions which might adversely affect the payment of distributions on Securities in the Portfolio,

    -  less publicly available information about a foreign issuer, and

    - foreign issuers may not generally be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers.

    Foreign securities markets, while growing in volume, have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. Global and regional perceptions of foreign markets and currency exchange rate fluctuations should also be considered since they may adversely affect the value of the foreign Securities.

    Additional Risk Factors. See also notes to "Schedule of Portfolio Securities" and "The Trust--Risk Factors" in Part B.

    ADDITIONAL UNITS: On and after the Initial Date of Deposit, the Sponsor expects to deposit additional Securities and sell the additional Units created. These deposits generally will reflect the Portfolio, in terms of stocks and their proportionate number of shares, as of the Initial Date of Deposit. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time and even if a stock is removed from the Best Ideas list or does not continue to qualify as a stock that would be included in the Best Ideas list if the criteria of the Best Ideas list were applied on that later date. If a stock is added to the Best Ideas list after the Initial Date of Deposit, it will not be included as a Security in the Trust.

    As the Sponsor creates Additional Units, all Units may represent more or less of a particular Security, in terms of percentage of aggregate market value of the portfolio. In addition, the brokerage fees incurred in purchasing Securities with deposited cash will be borne by the Trust. Any Unit Holder who purchased Units before the purchase of Securities with the deposited cash would have his holdings diluted as a result of these brokerage fees.

    DISTRIBUTION: The Trustee will distribute net income on each Distribution Date to holders of record on the immediately preceding Record Date as set forth on page i above. If Securities are sold and the sales proceeds are not used to redeem Units, the sales proceeds will be distributed to Unit holders. Securities may only be sold for limited reasons such as a material deterioration in the financial condition of an issuer. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable. Unit Holders can elect to invest their distributions automatically in units of a New Series, if offered by the Sponsor. Units acquired through investment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination").

    The Sponsor anticipates that dividends from the Securities will be sufficient to:

    - pay expenses of the Trust, and

    - after paying expenses, to make the periodic net income distributions to Unit Holders. This expectation is based on the last dividend actually paid by the companies included in the Schedule of Portfolio Securities. (See:
      "Expenses and Charges" and "Administration of the Trust--Distribution".)

    PUBLIC OFFERING PRICE: The Public Offering Price per 100 Units is computed after receipt of a purchase order on the basis of

    - the total value of the underlying Securities, and

    - cash held by the Trust.

    The assets are reduced by Trust expenses and liabilities and then divided by the number of Units outstanding times 100. A sales charge is then added. Further details can be found on pages i and ii above, particularly footnote 3. (See "Public Offering of Units--Public Offering Price".)

    Unit Holders acquiring units in any future series through an exchange or rollover of Units of this series will acquire those units subject only to the Deferred Sales Charge. Investors desiring to invest in successive trusts at a reduced sales charge must elect to do so prior to the termination of the existing trust.

    MARKET FOR UNITS: The Sponsor, although not obligated to do so, intends to maintain a market for the Units. If this market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. The sale or redemption price will be the then current Unit net asset value including deduction for any remaining Deferred Sales Charge.


    TERMINATION: The Trust will terminate approximately 1 year after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate, generally over a 14 business day period. Unit Holders may elect to receive shares in-kind. Cash held upon this sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about January 31, 2002. The Trustee will benefit from holding the cash because it can earn interest on it during such period. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.


    The amount realized by a Unit Holder upon termination may be less than the amount paid by the Unit Holder. Sale of Securities in the Trust during the period before termination and upon termination may be at a lower price than might otherwise be realized if the sale were not required at that time. (See: "Administration of the Trust--Distribution".)

    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described in this Prospectus, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of those Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. To lessen potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period.

    The Sponsor can give no assurance, however, that these procedures will lessen negative price consequences or provide a better price for these Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than forty percent of the value of all of the Securities at the time they are acquired by the Trust.

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4



    We have audited the accompanying statement of financial condition, including the schedule of portfolio securities, of the Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-4, as of October 23, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit for the purchase of securities, as shown in the statement of financial condition as of October 23, 2000, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-4 as of October 23, 2000, in accordance with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP
Chicago, Illinois
October 23, 2000

                        STATEMENT OF FINANCIAL CONDITION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

            THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4


                   INITIAL DATE OF DEPOSIT, OCTOBER 23, 2000



TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $247,699.23
                                                              ----------
      Total.................................................  $247,699.23
                                                              ==========
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities
      Deferred portion of sales charge (c)..................  $ 4,999.00
      Organization Costs (b)................................      657.37
                                                              ----------
      Subtotal..............................................    5,656.37
                                                              ----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................  249,949.69
      Less: Gross underwriting commissions (e)..............   (7,249.46)
      Less: Organization Costs (b)..........................     (657.37)
                                                              ----------
    Net amount applicable to investors......................  242,042.86
                                                              ----------
      Total.................................................  $247,699.23
                                                              ==========

------------------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee based on the closing sale price as of the Initial Date of Deposit. An irrevocable letter of credit drawn on Danske Bank, New York Branch in the amount of $300,000.00 has been deposited with the Trustee.



(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organization costs per unit have been estimated based on a Trust with projected total assets of $40 million. To the extent the assets of the Trust are less than $40 million, the organizaton costs may be less, although the per Unit amount may increase. If the assets of the Trust are more, the organization costs may be higher, although the per Unit amount may decrease.



(c) Represents the aggregate amount of mandatory distributions of $4.00 per 100 Units per month payable on the last business day of each month from January 31, 2001 through May 31, 2001. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to May 31, 2001, the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date.


(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

(e) The maximum aggregate sales charge of 2.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

                        SCHEDULE OF PORTFOLIO SECURITIES

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
            THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4
                  ON INITIAL DATE OF DEPOSIT, OCTOBER 23, 2000



                                                                PROPORTIONATE   PERCENTAGE
                                                                RELATIONSHIP   OF AGGREGATE    PRICE PER      COST OF
 PORTFOLIO                                           NUMBER OF   BETWEEN NO.   MARKET VALUE     SHARE TO     SECURITIES
    NO.     NAME OF ISSUER                            SHARES      OF SHARES      OF TRUST        TRUST      TO TRUST (1)
    ---     --------------                            ------      ---------      --------        -----      ------------
    1.      America Online, Inc. (2)                     130        1.87%          2.52%      $   47.9400   $  6,232.20
    2.      American Express Co.                         111        1.60           2.44           54.3750      6,035.63
    3.      American Home Products Corp.                 101        1.45           2.50           61.2500      6,186.25
    4.      Automatic Data Processing, Inc.              100        1.44           2.48           61.4375      6,143.75
    5.      AXA                                           48        0.69           2.44          125.6850      6,032.88
    6.      The Bank of New York Company, Inc.           118        1.70           2.49           52.3125      6,172.88
    7.      Bayerische Motorenwerke AG (BMW)             200        2.88           2.53           31.2788      6,255.76
    8.      BP Amoco PLC                                 690        9.93           2.49            8.9474      6,173.71
    9.      Cisco Systems, Inc. (2)                      111        1.60           2.50           55.8750      6,202.13
   10.      Clear Channel Communications, Inc. (2)       111        1.60           2.51           56.0000      6,216.00
   11.      Diageo PLC                                   672        9.67           2.49            9.1943      6,178.59
   12.      DuPont (E.I.) de Nemours & Co.               150        2.16           2.46           40.6875      6,103.13
   13.      EMC Corporation (2)                           62        0.89           2.50           99.9375      6,196.13
   14.      Emerson Electric Co.                          92        1.32           2.49           67.0625      6,169.75
   15.      Enron Corp.                                   75        1.08           2.48           82.0000      6,150.00
   16.      Exodus Communications, Inc. (2)              180        2.59           2.48           34.1250      6,142.50
   17.      FedEx Corp. (2)                              147        2.11           2.46           41.3800      6,082.86
   18.      General Electric Co.                         125        1.80           2.51           49.7500      6,218.75
   19.      Groupe Danone                                 47        0.68           2.48          130.7124      6,143.48
   20.      Halliburton Co.                              148        2.13           2.46           41.1875      6,095.75
   21.      Heineken N.V.                                121        1.74           2.45           50.0645      6,057.81
   22.      Intel Corp.                                  142        2.04           2.48           43.3125      6,150.38
   23.      Lucent Technologies Inc.                     282        4.06           2.51           22.0625      6,221.63
   24.      Matsushita Electric Industrial Company       219        3.15           2.48           28.0073      6,133.61
   25.      Medtronic, Inc.                              121        1.74           2.49           51.0000      6,171.00
   26.      Microsoft Corp. (2)                          101        1.45           2.53           62.1250      6,274.63
   27.      Motorola, Inc.                               266        3.83           2.55           23.7500      6,317.50
   28.      News Corp. Ltd.                              678        9.75           2.55            9.3238      6,321.53
   29.      Schlumberger Ltd.                             76        1.09           2.47           80.5000      6,118.00
   30.      Shin-Etsu Chemical                           150        2.16           2.71           44.7199      6,707.99
   31.      Skandia Forsakring                           348        5.01           2.53           18.0079      6,266.73
   32.      Sony Corp.                                    64        0.92           2.44           94.3985      6,041.51
   33.      Suez Lyonnaise des Eaux SA                    41        0.59           2.50          151.1572      6,197.44
   34.      Time Warner Inc.                              87        1.25           2.55           72.5100      6,308.37
   35.      Tokyo Electron                                71        1.02           2.52           87.7870      6,232.87
   36.      TOTAL Fina                                    43        0.62           2.53          145.7946      6,269.17
   37.      United Technologies Corporation               97        1.40           2.49           63.5000      6,159.50
   38.      UPM-Kymmene OY                               258        3.71           2.44           23.4612      6,052.99
   39.      Wal-Mart Stores Inc.                         131        1.88           2.50           47.3125      6,197.94
   40.      WorldCom Inc. (2)                            238        3.42           2.57           26.7500      6,366.50
                                                       -----                                                -----------
                                                       6,952                                                $247,699.23
                                                       =====                                                ===========


------------------------------


(1) All Securities are represented entirely by contracts to purchase entered into on October 23, 2000. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the exchange where the security is listed, or on the last sale price if not listed, at the Evaluation Time, on October 23, 2000. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $248,135.36. The Sponsor had a loss on the Initial Date of Deposit of $436.13.


(2) These Securities currently do not pay a dividend.
------------------------------

    Please note that if this prospectus is used as a preliminary prospectus for a future trust in this Series, the Portfolio may contain different stocks from those described above.

CONFLICTS OF INTEREST

    The Sponsor and its affiliates may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers during the last three years and may do so from time to time throughout the life of the Trust. The Sponsor or affiliates may serve as specialists in the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options or other instruments related to one or more of the Securities, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for their own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options or other instruments related to one or more of the Securities. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

                     THE 40 STOCKS OF THE COMPETITIVE EDGE
                "BEST IDEAS" PORTFOLIO--(AS OF OCTOBER 23, 2000)



AMERICA ONLINE, INC. (U.S.)..........  America Online is the leader in the rapidly growing consumer market for Internet/Online services. The company has
                                        recently announced plans to merge with Time Warner.
AMERICAN EXPRESS CO. (U.S.)..........  Global leader in consumer financial services and travel related services, and one of the largest global issuers of charge cards.
AMERICAN HOME PRODUCTS CORP.
(U.S.)...............................  A leading pharmaceuticals company which also has interests in medical devices and agricultural products.
AUTOMATIC DATA PROCESSING, INC.
(U.S.)...............................  Provides computerized transaction processing, data communications, software, and information services. The
                                        company also provides payroll services and human resource
                                        information systems, as well as offers securities
                                        transaction processing and investor communications
                                        services.
AXA-UAP (France).....................  World's second-largest insurance company and asset manager.
BP AMOCO PLC (U.K.)..................  An oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and
                                        supplies petroleum products, and manufactures and markets
                                        chemicals. BP Amoco's chemicals include acetic acid,
                                        acrylonitrile, ethylene and polyethylene. The company has
                                        operations in more than 70 countries.
BMW (Germany)........................  Well-recognized premium producer of motor vehicles and motorcycles.
THE BANK OF NEW YORK COMPANY, INC.
(U.S.)...............................  Provides a wide range of financial services to corporations and individuals and is a leader in global operating
                                        services.
CISCO SYSTEMS INC. (U.S.)............  Develops, manufactures, markets and supports multi-protocol internetworking systems that enable customers to build
                                        large-scale computer networks.
CLEAR CHANNEL COMMUNICATIONS (U.S.)..  One of the largest U.S. radio broadcasters and one of the largest global outdoor advertising companies as measured by revenues.
GROUPE DANONE (France)...............  A leading food company in France and one of the largest food groups in Europe. The company has a strong presence in dairy products, health foods, snack foods and beverages.
DIAGEO PLC (U.K.)....................  Leading U.K.-based dealer in wine, spirits, food products and restaurants.
E.I. DUPONT DE NEMOURS & CO. (U.S.)..  Operates in six areas: chemical, fibers, polymers, petroleum, life sciences and diversified business.
EMC CORP. (U.S.).....................  The world's leading supplier of enterprise-oriented data storage and retrieval technology. Demand is driven by
                                        corporate efforts to consolidate and control data, Internet commerce growth, and video- and audio-application growth.

EMERSON ELECTRIC CO. (U.S.)..........  Diversified industrial manufacturer; businesses include:
                                       process controls, industrial motors and drives, tools, HVAC components, low-voltage electrical components and
                                        equipment.
ENRON CORP. (U.S.)...................  Enron Corp. conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical
                                        commodities and financial and risk management services to
                                        customers. The company is also developing an intelligent
                                        network platform to facilitate online business.
EXODUS COMMUNICATIONS, INC. (U.S.)...  Operating in the rapidly growing Internet infrastructure sector, this company provides Internet system and network
                                        management solutions for enterprises mission-critical
                                        Internet operations.
FEDEX CORP. (U.S.)...................  Holding company of Federal Express Corp. Transports freight packages and documents for overnight delivery throughout the
                                        US, Canada, parts of Europe and Asia.
GENERAL ELECTRIC CO. (U.S.)..........  A diversified company encompassing GE Capital, aircraft engines, power generation, broadcasting, industrial
                                        products, appliances and technical products.
HALLIBURTON CO. (U.S.)...............  Products and services related to oil industry exploration and production; also other engineering and construction
                                        services.
HEINEKEN N.V. (Netherlands)..........  Based in the Netherlands, this brewing company has been extending its reach globally. In addition to Europe and the
                                        U.S., company has developed a presence in Asian markets.
INTEL CORP. (U.S.)...................  Leading manufacturer of high-performance microprocessors for the personal computer industry.
LUCENT TECHNOLOGIES (U.S.)...........  Spun-off from AT&T in 1996, the company is one of the world's leading designers, developers and manufacturers of telecommunications equipment and software.
MATSUSHITA ELECTRIC INDUSTRIAL
COMPANY (Japan)......................  Produces electric and electronic products under the
                                       Panasonic, National, Technics, Quasar, Victor and JVC trade names. The Company has technical expertise in DVD, digital
                                        AV technology, and copyright protection technology.
MEDTRONIC, INC. (U.S.)...............  Leader in several of the most technologically sophisticated segments of the medical supply market including cardiac
                                        pacemakers and implantable defibrillators.
MICROSOFT CORP. (U.S.)...............  Develops and markets PC software and operating systems;
                                       market share leader in PC applications and development tools
MOTOROLA, INC. (U.S.)................  Provides wireless communications, semiconductors, advanced electronic systems components and services.
NEWS CORP. LTD. (Australia)..........  Global media conglomerate is the world's largest newspaper publisher, owns Fox TV, and the L.A. Dodgers.

SCHLUMBERGER LTD. (U.S)..............  Leader in wellsite and drilling services for the oil and natural gas industry. The company also manufactures various measurement instruments.
SHIN-ETSU CHEMICAL (Japan)...........  Among the world's leading producers of polyvinyl chloride
                                       (PVC's), and the world's leading supplier of silicon wafers and third-largest maker of silicon resins.
SKANDIA FORSAKRING (Sweden)..........  Provides life and non-life insurance, reinsurance, investment management, and other financial services.
SONY CORP. (Japan)...................  One of the world's foremost companies in consumer and industrial electronics and entertainment.
SUEZ LYONNAISE DES EAUX SA (France)..  The company constructs water treatment plants, sells chemical products for water treatment, distributes
                                        electricity and gas, collects, treats and recycles waste,
                                        and offers cable television and Internet access services.
                                        The company operates throughout the world.
TIME WARNER INC. (U.S.)..............  Businesses include publishing, music and cable television
                                       (e.g., Turner Cable Networks, HBO, WB Network, Warner Bros.
                                        Studios and Music.) The company has recently announced
                                        plans to merge with America Online.
TOKYO ELECTRON (Japan)...............  One of the world's top manufacturers of semiconductor production equipment; a unique aspect of this company is
                                        that it conducts trading as well as manufacturing
                                        operations.
TOTAL FINA (France)..................  European oil and gas company featuring a widely diversified exploration and production business and one of the world's largest producers of liquefied natural gas.
UNITED TECHNOLOGIES CORPORATION
(U.S.)...............................  Provides high-technology products and support services to customers in the aerospace and building industries
                                        worldwide. The company's products include Pratt & Whitney
                                        aircraft engines, Otis elevators and escalators, Carrier
                                        heating and air conditioning, Sikorsky helicopters,
                                        Hamilton Sundstrand aerospace systems, and International
                                        Fuel Cell systems.
UPM-KYMMENE OY (Finland).............  Paper producer characterized by low-cost production; has strengthened its position by restructuring and acquisitions;
                                        key product is magazine paper.
WAL-MART STORES (U.S.)...............  Largest retailer in North America which is now expanding into overseas markets. Makes significant use of information technology in operating its businesses.
WORLDCOM, INC. (U.S.)................  WorldCom, Inc. provides a broad range of communications, outsourcing, and managed network services worldwide. The
                                        company provides long distance, local, and wireless
                                        communications, including voice, data, Internet, and
                                        international services.


                                     xviii

                               PROSPECTUS PART B

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION

    Dean Witter Reynolds Inc. (the "Sponsor") and The Bank of New York (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Morgan Stanley Dean Witter Select Equity Trust under the laws of the State of New York. Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation.

                                   THE TRUST

OBJECTIVE AND SECURITIES SELECTION

    The objective of the Trust is to offer capital appreciation through an investment for approximately one year in a fixed portfolio of publicly-traded common stock. Income is not an objective.

    The Trust's Securities* were chosen in the manner described in the "Summary of Essential Information" in Part A. There is, of course, no guarantee that the Trust will achieve its objective.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    The Trust consists of

        (1) the Securities* listed under "Schedule of Portfolio Securities" as may continue to be held in the Trust;

        (2) any additional Securities and contributed cash that the Trust acquires and holds pursuant to the provisions of the Indenture;

        (3) undistributed income; and

        (4) undistributed cash realized from the disposition of Securities. See:
    "Administration of the Trust".

    Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and may acquire additional Securities from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Unit Creation--Deposit of Securities" and "Administration of the Trust--Portfolio Supervision".

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Trust may dispose of its Securities only under limited circumstances. See:
"Administration of the Trust--Portfolio Supervision".

    The Trust contains an unmanaged, fixed portfolio of common stocks. The Competitive Edge Best Ideas list represents the opinions of MSDW Research as of the Stock Selection Date. The identity and proportionate relationship of the Trust's Securities (in terms of number of shares) are not expected to change over the Trust's life. The Competitive Edge list or the Best Ideas list, however, may change during that time as a result of the annual or other periodic reviews. After the date of this prospectus, therefore, the

------------------------
* The term "Securities" includes the initially deposited common stock and any additional common stock or contracts to purchase additional common stock acquired by the Trust pursuant to the Indenture and Agreement.

Portfolio of the Trust may not exactly represent the Best Ideas list because of changes to the Best Ideas list after the Trust's formation. A change in the Best Ideas list will not cause the removal of Securities from or addition of new Securities to the Trust's fixed Portfolio nor cause any adjustments or rebalancings to the proportionate relationship of the Trust's Securities. After the Initial Date of Deposit, any of the Securities may no longer be included in the Best Ideas list, and therefore, would not have qualified for inclusion in the Trust, if the selection process was being made at that later time. Nevertheless, these events would not cause the removal of these Securities from the Trust's portfolio.

    The Trust will generally continue to hold each Security and purchase additional shares of any Security even though MSDW Research's opinion of the Security may have changed or a Security may no longer satisfy the Trust's selection criteria. In the ordinary course of business, MSDW Research generally reviews the components of the Competitive Edge and Best Ideas lists. Subsequent to the Stock Selection Date:

    - MSDW Research may reduce its investment opinion, or reduce earning estimates, with regard to one or more of the Securities in the Best Ideas or Competitive Edge lists or even delete one or more Securities from such lists, and

    - the Securities may no longer meet the standard to qualify for inclusion in the Trust due to market capitalization or daily trading volume criteria. These events may have an adverse effect on the price of these Securities.

    In preparing the Competitive Edge and Best Ideas lists, MSDW Research focused on selecting specific companies that met the Competitive Edge criteria. No effort was made to have the lists reflect any specified "allocations" of companies by industry or sector.

    The Trust is not an appropriate investment for those seeking high current income or capital preservation. There is no assurance that the Trust will declare or pay any distributions in the future.

    Although the Trust has an expected life of approximately one year, the strategy is long-term. Investors should consider reinvesting in successive trusts, for example, for at least three to five years, to take advantage of the long-term strategy. We cannot assure, however, that the Sponsor will offer successive trusts. Investors desiring to invest in successive trusts must so elect in connection with the termination of the prior trust.

ADDITIONAL INFORMATION ABOUT THE COMPETITIVE EDGE LIST AND BEST IDEAS LIST

    MSDW Research plans to review the Competitive Edge and Best Ideas lists from time to time. At any time and from time to time, changes may be made to the entire Competitive Edge list, as well as to the Best Ideas subgroup. As always, MSDW Research continues to reserve the right in its discretion to either remove a company from or add a company to the Competitive Edge or Best Ideas lists at any time or to discontinue either or both lists.


    The list of Best Ideas stocks has changed substantially during past updates, and the list may so change during future updates. Since the inception of the Competitive Edge and the Best Ideas lists in October 1996, the number of changes has varied. On an annual basis, the Best Ideas list had an average of approximately 17 changes. The amount of future changes cannot be predicted.



    The Trust Portfolio, in contrast, is not managed. It is based on a longer term strategy, taking the Competitive Edge--Best Ideas list as of October 20, 2000 and holding these stocks for the life of the Trust. Regardless of any future changes to the list, the identity and proportionate relationship of the Portfolio's Securities is expected to remain the same as shown in "Portfolio of Securities." Therefore, the performance of the Trust will vary from the performance of the continually updated list.


    The above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of the Initial Date of Deposit. The Securities were selected irrespective of any specific buy or sell recommendation by the Sponsor or MSDW Research independent of the Competitive Edge concept, although as of the selection date of the Securities, such Securities were recommended by the MSDW Research group specifically for the Competitive Edge Best Ideas list. Morgan Stanley & Co. Incorporated, of which MSDW Research is a department, is an affiliate of the Sponsor.

RISK FACTORS

    If you invest in Units of the Trust, you should understand the risks of an investment in publicly-traded common stock. These risks include the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A of the Prospectus, as well as those set forth below.

    There is no assurance that the objective of the Trust will be met because the Securities may rise or fall in value and pay dividends depending on the full range of economic and market influences affecting:

    - corporate profitability,

    - the financial condition of issuers,

    - the prices of equity securities in general, and

    - the stocks that this Trust buys in particular.

    The actual return of an investment in the Trust will vary from the performance of the stocks in the Best Ideas list because the portfolio of the Trust is fixed, while the stocks in the Best Ideas list may change, and Units of the Trust are subject to a sales charge and Trust expenses.

Fluctuating Security Value

    The value of the underlying Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including (1) the risk that the financial condition of one or more of the issuers of the Securities may worsen; or (2) the general condition of the common stock market may weaken. In such case, the value of the Portfolio Securities and hence, the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

    - expectations regarding domestic and foreign economic, monetary and fiscal policies;

    - inflation and interest rates;

    - currency exchange rates, economic expansion or contraction; and

    - global or regional political, economic or banking conditions.

    The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue. The Trust holds stocks whose prices may rise and fall more than the prices of other stocks do.

    We can give no assurance that the Trust will achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

    There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that the rights of holders of common and preferred stocks to receive payments from the issuers of those stocks are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

    By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This right is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

    Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

Foreign Issuers

    Investment in Securities of foreign issuers involves investments risks that are different in some respects from an investment in a trust that invests in securities of domestic issuers. Those investment risks include future political and economic developments and the possible establishment of exchange controls or other governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements such as those applicable to domestic issuers.

    Securities issued by non-U.S. issuers generally pay dividends in foreign currencies, and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these Securities will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

    FOREIGN EXCHANGE RATES. Securities that are principally traded in foreign currencies involve investment risks that are substantially different from an investment in securities that are principally traded in United States dollars. This is because the United States dollar value of the foreign Securities and of the distributions from the Trust relating to the foreign Securities will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.


    Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of the currencies, interest rate differentials between countries, the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.


    The Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile, depending on the activity at any particular time of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market.

    The foreign exchange transactions of a Trust may be concluded by the Trustee with foreign exchange dealers acting as principals either on a spot (I.E., cash) buying basis or on a forward foreign exchange basis on the date a Trust is entitled to receive the applicable foreign currency. These forward foreign exchange transactions will generally be of as short a duration as practicable and will generally settle on the date of receipt of the applicable foreign currency involving specific receivables or payables of the Trust accruing in connection with the purchase and sale of its Securities and income received on the Securities or the sale and redemption of Units. These transactions are accomplished by contracting to purchase or sell a specific currency at a future date and price set at the time of the contract. The cost to the Trust of engaging in these foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency exchange are usually conducted on a principal basis, fees or commissions are not normally involved. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offering price). The relevant exchange rate used for evaluations of the Securities may include the cost of buying or selling, as the case may be, of any forward foreign exchange contract in the relevant currency.

Exchange Controls

    On the basis of the best information available to the Sponsor at the present time none of the foreign Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of amounts due on the foreign Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption or the Trust, as an extraterritorial investor, has qualified its purchase of the foreign Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to a Trust.

    In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign Securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see "Redemption").

Liquidity

    Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Sales of non-exempt Securities by a Trust in United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. To the extent the liquidity of these markets becomes impaired, however, the value of a Trust when responding to a substantial volume of requests for redemption of Units (should redemptions be necessary despite the market making activities of the Sponsor) received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency a Trust had a substantial portion of its assets invested or should relations between the United States and that foreign country deteriorate markedly.

    The value of the Securities in the Portfolio thus may fluctuate over the entire life of the Trust to values higher or lower than those on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (See "Administration of the Trust--Portfolio Supervision"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

Possible Lack of Market

    Whether or not investors trade the Securities on a national stock market, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities.

    We can give no assurance that (1) dealers will make a market for any of the Securities, that (2) any market for the Securities will continue or that
(3) the Securities in any markets made will be liquid. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor and its affiliates. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Deferred Sales Charge

    On each Deferred Sales Charge Payment Date, the Trust will sell Securities pro rata in an amount equal to $4.00 per 100 Units to pay the Deferred Sales Charge. The Trust will distribute the proceeds of sale to the Sponsor. As the Trust sells Securities to pay the Deferred Sales Charge, the Trust's assets will be reduced and income per Unit may be reduced.

Reimbursement Costs

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

UNIT CREATION--DEPOSIT OF SECURITIES

    On the date that the Trust was created, the Sponsor deposited with the Trustee certain Securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

    Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. Neither the Sponsor nor the Trustee nor any of their affiliates will be liable in any way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust--Portfolio Supervision". Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit or cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of Securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. This prospectus may be used to continuously offer Additional Units for sale to the public.

    Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

    The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

    - any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

    - any interest not used to pay Trust expenses.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information". The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of these Securities.

    After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately prior to that deposit.

    This prospectus may be used continuously to offer Additional Units for sale to the public. Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create Additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Afterwards, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement. Only the Trustee can redeem Units. You can tender your Units to the Trustee for redemption, sell them to the Sponsor if the Sponsor is willing to buy the Units or hold them until the Trust terminates.

                            TAX STATUS OF THE TRUST

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

    The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

    Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

    The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to a Unit Holder will also reflect the actual amounts paid to him, which will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.

    You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives these dividends including the portion of the dividend used to pay ongoing expenses. The amount of the dividend payment from a foreign Security will be its U.S. dollar value based on the exchange rate in effect on the date the dividend payment is received by the Trust. In the case of a corporate Unit Holder, dividends on U.S. Securities will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock directly. Dividends considered to have been received by a Unit Holder from foreign Securities will not qualify for the dividends received deduction for corporate Unit Holders because the dividends received deduction is generally only available for dividends received from domestic corporations.

    An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as if he paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

    U.S. Holders may be entitled to either a foreign tax credit or deduction for foreign taxes withheld on dividends from foreign Securities, subject to applicable limitations on such credit or deduction under the Code.

    Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, prior to such distribution. The holding period for such Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

    In connection with the In-kind Rollover Option set forth under "Termination--In-Kind Rollover Option", you will not be taxed upon the receipt in kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in such Duplicated Stocks will be your basis in these Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of these Duplicated Stocks will include the period during which you held the Units. To the extent the Agent sells Securities received in kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Agent.

    The amount of the proceeds received by the Distribution Agent or by the Trustee upon the sale of an underlying Security will be the U.S. dollar value of the proceeds based on the exchange rate in effect on the date of disposition. If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of that excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of that difference. However, if the Trustee reinvests proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may not allow that loss for the underlying Securities in each trust which are substantially identical if the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security.

    Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. That capital gain may, however, result in a disallowance of itemized deductions and/ or affect a personal exemption phase-out. The capital gain rate of 20% will be unavailable to you for those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or the exchange or rollover of Units.

    From time to time Congress considers proposals to reduce the rate of the dividends received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

    Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on U.S. source dividend distributions.

    You should consult your tax advisor about how the above general information applies to your own situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust Units, you should consult your tax advisor about the tax consequences of any action.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from:

    - the Sponsor

    - other brokerage firms

    - other financial institutions

    - others.

    Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The Units outstanding may be split to create greater or fewer units (a reverse split). The sales charge shown in "Summary of Essential Information" is added to the net asset value per Unit. The Sponsor may add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units.

    After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. The Income Account is an account maintained by the Trustee of the Trust to hold the income from the Securities received by the Trust. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

    - fluctuations in the aggregate market value of the Securities

    - the amount of available cash on hand in the Trust

    - the amount of Trust fees and expenses.

    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will receive the estimated organization costs as of the close of the initial offering period. See "Expenses and Charges--Organization Costs."

    As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Redemption--Computation of Redemption Price". If there are no reported prices, the Trustee takes into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected after the last preceding determination.

SALES CHARGES

    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $20.00 per 100 Units but will decline each month by one fifth. The Deferred Sales Charge will be paid through monthly payments of $4.00 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. The Deferred Sales Charge will be paid with money acquired through the sale of Securities on each Deferred Sales Charge Payment Date or distribution of cash available for payment. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, we will deduct any unpaid amount from the sale, redemption or exchange proceeds or in calculating an in kind distribution.

    For purchases of Units with a value of $25,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount". Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. If you acquire Units of the Trust in an exchange of units of a different unit investment trust sponsored by the Sponsor you will not have to pay an initial sales charge at the time of the exchange. However, these acquired Units will be subject to the Deferred Sales Charge.

PUBLIC DISTRIBUTION

    The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in connection with additional deposits of Securities. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus, at the then-current Public Offering Price determined as provided above.

    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor will sell Units to dealers during the initial offering period at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made according to distribution arrangements with certain banks and/or other entities. These banks and entities are subject to regulation by the Office of the Comptroller of the Currency or by other bank regulatory authorities and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks or entities in an amount equal to the amount customarily received by an agent for acting in this capacity in connection with the purchase of Units. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET

    While not obligated to do so, the Sponsor presently intends to maintain, at its expense, a secondary market for Units of this series of the Morgan Stanley Dean Witter Select Equity Trust. The Sponsor also presently intends to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price by adding:

    - the aggregate value of the Securities in the Trust, and

    - any cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money required to redeem tendered Units and cash the Sponsor deposited to purchase Securities or cash held in the Reserve Account

    - less expenses of the Trust, (includes Trustee fee, Sponsor fee, counsel's expenses and taxes, if any), and

    - less any remaining unpaid portion of the Deferred Sales Charge, and

    - less cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation and then dividing the result by the number of Units outstanding, as of the date of such computation.

    In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the

Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then-current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

    The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In this event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of this difference on the Initial Date of Deposit see "Schedule of Portfolio Securities". The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

    The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells these Units or the prices at which the Sponsor redeems these Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will decline as shown on the following graduated scale for sales to any person of at least $25,000 during the Initial Offering Period. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a Public Offering Price of $1,000.00 per 100 units:

                                                         SALES CHARGE
                                          -------------------------------------------
                                                                      PERCENT OF
                                               PERCENT OF        THE AMOUNT INVESTED
                                          PUBLIC OFFERING PRICE     IN SECURITIES
                                          ---------------------  --------------------
Less than $25,000.......................          2.90%                 2.926%
$25,000 to $49,999......................          2.75                  2.775
$50,000 to $99,999......................          2.50                  2.523
$100,000 to $249,999....................          2.25                  2.270
$250,000 to $999,999....................          2.00                  2.018
$1,000,000 or more......................          1.00                  1.009

    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation, other than a dealer, in the amounts stated above. For purchases of $250,000.00 or more, the sales charge consists solely of a deferred sales charge of $20.00 per 100 Units for a purchase of $250,000.00 to $999,999.99 and adjusted to total $10.00 per 100 Units for a purchase of $1,000,000.00 or more.

    Units held in the name of your spouse or in the name of your child under age 21 are deemed for the purposes of the volume discount to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

                                   REDEMPTION

RIGHT OF REDEMPTION

    You may redeem one or more of your Units at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. You may tender Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when you tender your Units to the Trustee for redemption other than the payment of any Deferred Sales Charge then due.

    On the third business day following the tender to the Trustee of Units to be redeemed, you will be entitled to receive cash per Unit equal to the Redemption Price per Unit. The Trustee will determine the Redemption Price as of the Evaluation Time on the date of tender. The Evaluation Time is the close of the market, generally 4:00 p.m. New York Time.

    The "date of tender" is the date on which the Trustee receives Units. However, for Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading. These Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following that presentation.

REDEMPTION PROCEDURES

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (1) or (2) below.

    (1) The Trustee will redeem Units solely in cash for any one Unit Holder tendering less than 25,000 Units. If you request redemption of at least 25,000 Units, the Sponsor may determine, at its discretion, to direct the Trustee to redeem Units "in-kind" by distributing Portfolio Securities to you. The Sponsor may direct the Trustee to redeem Units "in-kind" even if it is then maintaining a secondary market in Units of the Trust. If you redeem Units "in-kind" you will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined at the Evaluation Time next following the tender as set forth in this Prospectus under "Computation of Redemption Price" below. The Trustee will hold the distribution "in-kind" for redemption of Units for your account, and for disposition in accordance with your instructions. You will be entitled to receive (1) whole shares of each of the underlying Portfolio Securities, plus (2) cash equal to your pro rata share of the cash balance of the Income and Principal Accounts and (3) cash from the Principal Account equal to the fractional shares to which you are entitled. The Trustee, in connection with implementing the redemption "in-kind" procedures outlined above, may make any adjustments necessary to reflect differences between (1) the Redemption Price of Units and (2) the value of the Securities distributed "in-kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to you, the Trustee may sell Securities in the Trust Portfolio in the manner discussed below. If you receive redemption distributions of Securities "in-kind" you may incur brokerage costs and odd-lot charges in converting those Securities into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in-kind" according to its usual practice.

    The portion of the Redemption Price which represents your interest in the Income Account will be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be drawn from the Principal Account to the extent that funds are available for that purpose. The Agreement authorizes the Trustee to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will decline. These sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid. The price difference will depend on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for payment of Units redeemed. These excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    The Sponsor will supply to the Trustee a list of Securities to sell for purposes of redeeming Units. If the Sponsor does not instruct the Trustee, the Trustee will select the Securities to sell so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (2) The Trustee will redeem Units in-kind by an in-kind distribution to The Bank of New York as the Distribution Agent. You will be able to receive in-kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In-kind distributions to Unit Holders will take the form of whole shares of Securities. The Distribution Agent will distribute cash in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will total an amount equal to the Redemption Price per Unit.

    The Distribution Agent shall hold distributions in-kind upon the redemption of Units. You shall be deemed to have designated the Distribution Agent as your agent upon purchase of a Unit, for your account, and for disposition in accordance with your instructions as follows:

    (i) The Distribution Agent shall sell the In-Kind Distribution as of the close of business on the date of tender or as soon as possible afterwards. The Distribution Agent shall then remit to you, within seven calendar days, the net proceeds of the sale, after deducting any brokerage commissions and transfer taxes on the sale. However, you may request a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

    (ii) If you request distribution in-kind and tender more than 25,000 Units, the Distribution Agent shall sell any portion of the In-Kind Distribution represented by fractional interests in shares. The Distribution Agent shall then distribute (1) the net cash proceeds plus (2) any other distributable cash to you together with (3) certificates or book-entry credit to your account at the Sponsor of each of the whole shares of Securities comprising the In-Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents your interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be withdrawn from the Principal Account to the extent that funds are available for that purpose. To the extent Securities are distributed in-kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid, depending on the value of the Securities in the Portfolio at the time of redemption.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above:

    - semiannually, on the last Business Day of each of the months of June and December,

    - on the day on which you tender any Unit of the Trust for redemption, unless you tender after the Evaluation Time on such day. In this case tender shall be considered to have been made on the next day on which the New York Stock Exchange is open for trading.

    - on any other Business Day desired by the Sponsor or the Trustee.

I. To determine the Trust Evaluation per Unit, add:

    (1) The aggregate value of Securities in the Trust, as the Trustee determines,

    (2) Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account,

    (3) All other assets of the Trust,

II. Then deduct from the resulting figure:

    (1) amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account,

    (2) amounts representing estimated accrued fees and expenses of the Trust, including legal and auditing expenses,

    (3) amounts representing unpaid fees of the Trustee, the Sponsor and counsel,

    (4) any remaining unpaid portion of the Deferred Sales Charge, and

    (5) cash held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation on the days or dates set forth above;

III. Divide the result of the above computation by the total number of Units outstanding on the date of this Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

    - If the Securities are listed on one or more national securities exchanges, the Trustee shall base its valuation on the closing price on the exchange which is the principal market for those Securities. The exchange shall be the New York Stock Exchange if the Securities are listed there, unless the Trustee deems that price inappropriate as a basis for valuation.

    - If the Securities are not listed, or, if listed and their principal market is a different exchange or there is no closing price on that exchange, the Trustee shall base its valuation on the closing price in the over-the-counter market, unless the Trustee deems that price inappropriate as a basis for valuation.

    If there is no closing price, the Trustee shall use any of the following methods which it deems appropriate:

    - on the basis of current bid prices of the Securities obtained from investment dealers or brokers, including the Sponsor, who customarily deal in securities comparable to those held by the Trust, or

    - if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, or

    - by appraisal of the value of the Securities on the bid side of the market or by another appraisal method which the Trustee deems appropriate, or

    - by any combination of the above.

POSTPONEMENT OF REDEMPTION

    Your right of redemption may be suspended and the payment of the Redemption Price per Unit to you may be postponed for more than seven calendar days following a tender of Units for redemption

    - for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or

    - for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or

    - for any other periods that the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any suspension or postponement of this kind.

                                EXCHANGE OPTION

    Unit Holders of any Morgan Stanley Dean Witter Select Trust or any holders of units of any other unit investment trust may elect to exchange any or all of their units for units of one or more of any series of the Morgan Stanley Dean Witter Select Equity Trust that may from time to time be made available for such exchange by the Sponsor, called the "Exchange Trusts".

    An exchange of this kind is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on reduced sales charges per unit. The purpose of this reduced sales charge is to permit the Sponsor to pass on the cost savings resulting from this exchange to the Holder who wishes to exchange units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

    Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before you exercise this option.

    This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which you are a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units, and we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise that option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

    You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange and (2) the amount representing the units being acquired up to the next highest number of whole units. The full value of the Units, including any make-up amount, will be subject to a sales charge.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon that exchange. The IRS may seek to disallow the loss to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, you may notify the Sponsor that you wish to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The Sponsor will deposit the proceeds of the Units surrendered in your brokerage account with the Sponsor. You may withdraw the proceeds at any time. You may use cash from the account to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. You may revoke the order to purchase by calling your financial advisor at any time before the purchase on the thirty-first day.

    The Sponsor will purchase units at a price based upon the value of the Trust per unit plus the applicable sales charge of 2.0%. However, we do not promise that a market for units will exist on that date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter. The Sponsor will sell these units based on the value of the Trust per unit on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If the Sponsor does not hold units in its inventory on the thirty-first day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, the Sponsor will not purchase units of the Exchange Trust and the cash will remain in your account. If you exchange Units of one Trust for units of another Trust, you should consult your tax advisor regarding the extent to which that exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, you should notify the Sponsor of your desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, we will deduct any Deferred Sales Charge balance from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are available for sale at that time, you may select the series or group of series for which the Units are to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction. Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. We will sell units of the Exchange Trust to you at a price equal to:

    - the net asset value based on the offering or bid side evaluation, as applicable, per unit of the securities in the Exchange Trust's Portfolio, plus

    - accrued interest, if any, and

    - the applicable sales charge of 2.0% of the Public Offering Price per Unit.

    If the Exchange Trust is a series of Morgan Stanley Dean Witter Select Equity Trust, the applicable sales charge on that Trust will be the Deferred Sales Charge of that Trust. The Deferred Sales Charge may be more or less than 2.0% of the Public Offering Price.

                                 DIRECT INVEST

    The Sponsor has established Morgan Stanley Dean Witter Direct Invest-SM-, an automatic investment program. You may participate in Direct Invest by completing the Direct Invest plan application. According to the program, you may have any amount from $100 to $5,000 debited from a designated bank account and transferred automatically, on a semi-monthly, monthly or quarterly basis, to The Bank of New York, Direct Invest servicing agent, for investment in Units of the Trust. The Bank of New York will credit to your account the number of Units purchased, including fractional Units.

    The Sponsor intends, although under no obligation, to offer a new series of the Trust every three month period. As each new series is created, Units of each new series will automatically be purchased under the Direct Invest program, subject to the applicable sales charge for such series as disclosed in the prospectus for the series. The Sponsor will send a prospectus for each new series to you if you participate in the program.

    You are also eligible to elect to invest the distributions receivable from units of a trust about to terminate in units of a subsequent Trust. For you to be eligible, we must offer the units at least three weeks after the effective date of such Trust at the public offering price for rollover investors on the close of business on such purchase date. See also "Termination--The Rollover Option". Units of such New Series will be subject only to the deferred sales charge. The terms of the New Series will be substantially the same as the terms of the terminating trust. We will automatically reinvest distributions during the life of a Trust with respect to Units purchased through Direct Invest, including Units acquired through the rollover of such Units, in additional Units of such Trust, including fractional Units.

    At any time, you may terminate the automatic bank debit of the Direct Invest program by so notifying The Bank of New York or your account executive. The Sponsor may terminate or change the program at any time without notice. Unit Holders investing through an IRA or other pension plan may be limited in the amount that may be invested in a trust in any one year. You should consult a tax advisor for the tax implications of:

    - participating in Direct Invest

    - investing in Trusts

    - reinvesting distributions and investing proceeds in a Subsequent Trust.

    See: "Tax Status of the Trust". The Trust will bear certain costs relating to the Direct Invest program. All Unit Holders thus will indirectly bear these costs.

                              REINVESTMENT PROGRAM

    You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. You may participate in the Trust's reinvestment program by filing a written notice of election with the Trustee. The Trustee must receive your completed notice of election to participate in the Program at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect for that distribution. You may modify or revoke elections on similar notice.

    The Trustee will use these distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

    (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of these Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

    (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for these new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price". The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or created at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at that price, the Trustee will distribute that amount to Unit Holders. The Trust will bear the cost of administering the reinvestment program. Thus all Unit Holders will indirectly bear that cost.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement. A Unit Holder is vested with all right, title and interest in that Trust. As a Unit Holder, you may tender your Units to the Trustee for redemption at any time.

    You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust. Death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    Neither you nor any other Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. See "Administration of the Trust--Amendment" and "Administration of the Trust--Termination". Unit Holders shall have no right to control the operation or administration of the Trust in any manner. The only time you will have that right is upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement. However, no Unit Holder shall ever be under any liability to any third party for any action that the Trustee or Sponsor takes. You will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust. The Trustee will vote these Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

    The Summary of Essential Information in Part A lists the estimated annual Trust expenses. If actual expenses exceed the estimated amounts, the Trust will bear the excess.

ORGANIZATION COSTS

    You and the other Unit Holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

    - the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

    - Federal and State registration fees and costs

    - the initial fees and expenses of the Trustee

    - legal and auditing expenses.

    The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Morgan Stanley Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying those services in that year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". The Trust bears its regular expenses, including mailing and printing expenses.

    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Any of these fees may increase without your approval or the approval of the other Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

    - fees of the Trustee for extraordinary services

    - expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

    - various governmental charges

    - expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of you and the other Unit Holders

    - indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties

    - indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties

    - expenditures incurred in contacting Unit Holders upon termination of the Trust, and

    - brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth in this Prospectus are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. These sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 101 Barclay Street, New York, New York 10286. Unit Holders may inspect these records and accounts at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of the Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services.

DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A of this prospectus. See "Summary of Essential Information." The distributions will be an amount equal to:

    the Unit Holder's pro rata portion of the amount of dividend income received by the Trust plus

    - proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

    - the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

    Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

    The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute these amounts to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter.

    The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following their receipt. The Trustee does not need to make a distribution from the Principal Account if its balance is less than $1.00 per 100 Units outstanding. The Trustee may create a Reserve Account by withdrawing from the Income or Principal Accounts, from time to time, amounts it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding these funds which are interest-bearing to it.

    On each Deferred Sales Charge Payment Date the Trustee will sell Securities pro rata in an amount equal to $4.00 per 100 Units. The Trustee will use the money it obtains to pay the Deferred Sales Charge and will distribute the proceeds to the Sponsor.

    The Trustee will follow a policy of placing securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider statistical and research information furnished to it by any of the securities dealers through which the Trustee executes transactions.

PORTFOLIO SUPERVISION

    The Trustee will adjust the original proportionate relationship between the number of shares of each Security in the Trust to reflect:

    - the occurrence of a stock dividend

    - a stock split

    - a merger

    - a reorganization or

    - a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of that issuer at the time of that event.

    If the Trust receives the securities of another issuer as the result of
(1) a merger or reorganization, (2) a spin-off, (3) a split-off or (4) a split-up of the issuer of a Security included in the original portfolio, the Trust may:

    - hold those securities as if they were one of the Securities initially deposited and

    - adjust the proportionate relationship accordingly for all subsequent deposits.

    The Sponsor or the Trustee does not "manage" the Portfolio of the Trust. Only the provisions of the Indenture and Agreement govern their activities described below. The Sponsor may direct the Trustee to dispose of Securities upon:

    - failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends

    - institution of certain materially adverse legal proceedings

    - default under certain documents materially and adversely affecting future declaration or payment of dividends, or

    - the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of these Securities in the Trust detrimental to the interests of the Unit Holders.

    The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and those deposited in order to create Additional Units, is prohibited. The Indenture authorizes the Sponsor to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments. The Sponsor will select these instruments, which will include only
(1) negotiable certificates of deposit or (2) time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets. However, the Trust may hold certificates of deposit or time deposits of smaller domestic banks provided the deposit does not exceed the insurance coverage on the instrument, which currently is $100,000. Also, the Trust's aggregate holding of certificates of deposit or time deposits that the Trustee issued may not exceed the insurance coverage of these obligations. U.S. Treasury notes or bills, which the Trust shall hold until their maturity, must mature prior to the earlier of the next following Distribution Date or 90 days after receipt. The Trust shall distribute the principal and interest of each Treasury note or bill, to the extent that interest is not used to pay Trust expenses, on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform any other reviews and procedures as it deems necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, that the Indenture and Agreement require. The Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information" for (1) performing the administrative services in making those recommendations and (2) giving those consents and directions, and
(3) making the reviews called for.

VOTING OF THE PORTFOLIO SECURITIES

    The Indenture and Agreement states that the Trustee will exercise voting rights with respect to the Portfolio Securities and Replacement Securities, if any, in accordance with the Indenture or the directions that the Sponsor gives.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities. The statement shall express proceeds in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during that calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

    - the amount of income received on the Securities;

    - the amount paid for redemption of Units;

    - the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

    - the deductions of portions of the Deferred Sales Charge;

    - the amounts distributed from the Income Account;

    - any other amount credited to or deducted from the Income Account; and

    - the net amount remaining after those payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of that calendar year.

        2.  The following information:

    - a list of the Securities as of the last business day of that calendar year;

    - the number of Units outstanding as of the last business day of that calendar year;

    - the Unit Value (as defined in the Agreement) based on the last Evaluation made during that calendar year; and

    - the amounts actually distributed during that calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for those distributions.

AMENDMENT

    The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

    - to cure any ambiguity or to correct or supplement any provision contained in the Indenture and Agreement which may be defective or inconsistent with any other provision contained therein;

    - to change any provision in the Indenture and Agreement as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require; or

    - to make another provision in regard to matters or questions arising in the Indenture and Agreement as shall not adversely affect the interest of the Unit Holders.

    The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive may any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or any lesser amount that may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent,
(2) permit the deposit or acquisition of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of that period. Additionally, if the value of the Trust as shown by any evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and acquired afterwards, the Trustee will, if the Sponsor directs in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive final distributions according to their Election Instructions. Final distributions are the Unit Holders pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to your Units in units of a subsequent new series of the Morgan Stanley Dean Witter Select Equity Trust (the "New Series") as the Sponsor designates if the New Series is offered at that time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be considered to have elected a cash distribution.

    CASH OR "IN-KIND" DISTRIBUTIONS. Unit Holders who hold Units at termination will receive distributions from their Units in cash. Unitholders may, however, indicate to the Trustee that they wish to receive termination distributions "in-kind". To do so, return to the Trustee properly completed Election Instructions that the Trustee distributed to Unit Holders of record 45 days prior to the Termination Date. You do not need any minimum number of Units to elect an in-kind distribution. The Trustee will duly honor any election instructions that it receives on or before the In-Kind Distribution Date. You will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which you are entitled. If you receive distributions of Securities "in-kind", you may incur brokerage and odd-lot costs in converting these Securities into cash. The Trustee will transfer the Securities to be delivered in kind to your account and for disposition in accordance with your instructions.

    NON IN-KIND ROLLOVER OPTION. You may elect to invest the distributions attributable to your Units in units of a New Series subject only to the deferred sales charge on the units of the New Series. We expect that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus. We also expect that similar options to invest in a subsequent series of the Trust will be exercisable for termination distributions from each New Series of the trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. We will treat your election to exercise this option as an indication of interest only. At any time prior to your purchase of units of a New Series, you may change your investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "roll over" their Units of the Trust for units of a subsequent series as set forth below. If this feature is offered, the following structure will be implemented for those rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer this alternative for any reason. If the Sponsor determines to offer this alternative, it will notify Unit Holders, who will then notify the Sponsor whether they wish to participate. This rollover will occur at least 30 days before the scheduled termination of the Terminating Trust.

    If you wish to reinvest your interest in Units of the Trust in units of a newly created series of Morgan Stanley Dean Witter Select Equity Trust, The Competitive Edge Best Ideas Portfolio Series, you may do so by so advising your account executive. This exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in kind deposit with the Trustee of the New Trust, as follows:

    The Bank of New York will act as agent on your behalf in connection with the creation of a unit of the New Trust. The Agent will deposit the number and types of securities constituting a unit of the New Trust in kind in the New Trust. Certain stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust. A Unit Holder in the Terminating Trust who elects to receive his interest in such Terminating Trust in kind and who wishes to purchase units in the New Trust by an in-kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in-kind deposit. The Agent would have the authorization to receive your in-kind distribution from the Terminating Trust and to assemble and deposit, on your behalf, the package of stocks needed to make up a unit in the New Trust. This assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of your interest in Duplicated Stocks. The Agent would sell securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust. The Agent would utilize the cash proceeds of each sale to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of these sales will be reduced and the cost of these purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase stocks, you would pay that cash to the Agent. You would receive any cash not used to make up a unit in the New Trust. The Agent will sell fractional interests received from the Terminating Trust. The Agent will use the cash proceeds of that sale to purchase securities for deposit in the New Trust. If the Agent does not use the proceeds for those purposes, the Agent will distribute them to you. Upon receipt of the in kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unit Holder on whose behalf the Agent acted. If you acquire units pursuant to an in-kind deposit into a New Trust from a Terminating Trust, you will not be subject to an Initial Sales Charge on these units. You will be subject only to a Deferred Sales Charge.

    We will also offer the ability to purchase Units of the New Trust by the deposit of securities in-kind to persons who were not Unit Holders in a Terminating Trust. Any such person may contribute whole shares in-kind to a New Trust. He will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of Units. These units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture. The Indenture provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". The Trustee will deposit proceeds of these sales into the Trust. The Trustee will hold those proceeds in a non-interest bearing account to Unit Holders until distributed, and the Trustee will receive benefit from such proceeds. The sales of Portfolio Securities may tend to depress the market prices for these Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that these procedures will effectively mitigate any adverse price consequences of heavy volume trading or that these procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    After (1) deducting brokerage charges and costs incurred in connection with the sale of Securities and any fees and expenses of the Trust and (2) paying into the Reserve Account any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will distribute to each Unit Holder after due notice of termination of the Trust, the Unit Holder's pro rata share of the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized it such sale were not required at that time. For this reason, among others, the amount you may realize upon termination may be less than the amount you paid for Units.

    The Division of Investment Management of the SEC believes that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited without an exemptive order. The Sponsor has obtained an exemptive order under Section
11(c) which it believes permits it to offer the rollover. There can be no assurance that the SEC will concur with the Sponsor's position. Additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for:

    - any action taken in good faith in reliance on apparently properly executed documents or

    - for the disposition of cash or Securities in the Trust.

The Trustee is not liable or responsible in any way for depreciation or loss as a result of the disposition of any Securities. However, the Trustee is liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties. The Trustee is also liable if it recklessly disregards its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement. In that case, the Trustee shall not be liable for any action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or dividends. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without (1) gross negligence, (2) bad faith, (3) wilful misconduct, (4) wilful misfeasance or (5) reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the instrument with the Sponsor and mailing a copy of that notice of resignation to all Unit Holders then of record. Upon receiving that notice, the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or if public authorities take over its affairs, or if the Sponsor determines to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee the Sponsor has not appointed a successor or, if appointed, it has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor will be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor will not be liable or responsible in any way for depreciation or loss resulting from the disposition of any Security. The Sponsor will, however, be liable for (1) its own wilful misfeasance, (2) wilful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor (1) resigns under the Agreement or (2) fails or is incapable of performing its duties under the Agreement or (3) becomes bankrupt or (4) has its affairs taken over by public authorities, the Agreement directs the Trustee to act. The Trustee will either (1) appoint a successor Sponsor or Sponsors at rates of compensation that the Trustee finds reasonable and which does not exceed amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any of these actions.

                                 MISCELLANEOUS

SPONSOR

    Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form Morgan Stanley Dean Witter & Co. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as

    - a broker in securities and commodities

    - a dealer in corporate, municipal, and government securities

    - an investment banker

    - an investment adviser, and

    - an agent in the sale of life insurance and various other products and services.

    Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Dean Witter currently services its clients through a network of more than 350 domestic and international offices with approximately 13,000 financial advisors servicing individual and institutional client accounts.

TRUSTEE

    The Trustee is The Bank of New York. It is a New York bank with its principal executive office located at 101 Barclay Street, New York, New
York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

CODE OF ETHICS

    The Sponsor has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct.

                                 LEGAL OPINIONS

    Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor has passed upon the legality of the Units offered by this Prospectus.

                              INDEPENDENT AUDITORS


    Grant Thornton LLP, certified public accountants, has audited the Statement of Financial Condition of this series of the Morgan Stanley Dean Witter Select Equity Trust included in this Prospectus. Grant Thornton LLP has provided a report as set forth in this Prospectus. The Statement is included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.


                            PERFORMANCE INFORMATION

    Information on the performance of the Trust, one or more Competitive Edge Best Ideas Portfolio series and the Competitive Edge Best Ideas Stocks on the basis of changes in Unit price (total return) may be included from time to time in advertisements, sales literature and reports to current or prospective Unit Holders. Actual average annualized returns may also be shown for consecutive series of the same Competitive Edge Best Ideas Portfolio cycle. Information on the performance of the Competitive Edge Best Ideas Stocks contained in this Prospectus, as further updated, may also be included from time to time in such material. Performance of individual Competitive Edge Best Ideas Stocks Portfolios may also be shown along with performance of the other Competitive Edge Best Ideas Stocks Portfolios for comparable (though not necessarily identical) periods and on a combined basis. Total return is computed by dividing share price changes plus dividends reinvested at the end of each year by initial share prices, but does not reflect commissions, taxes or Portfolio sales charges or expenses, which would decrease the return. Actual average annualized return figures of a Portfolio would reflect deduction of the maximum sales charge. Material reflecting annual performance of a hypothetical investment in the Competitive Edge Best Ideas Stocks may not reflect commissions, taxes, sales charges or expenses. No provision is made for any income taxes payable. Past performance cannot guarantee future results.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS NOT CONTAINED IN THIS DOCUMENT. THE REGISTRATION STATEMENT FOR THE TRUST AND ITS EXHIBITS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (FILE NO. 333-44518) AND THE INVESTMENT COMPANY ACT OF 1940 (FILE NO. 811-5065), CONTAIN INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                               TABLE OF CONTENTS


                                                                        PAGE
                                                                        -----
PART A
Summary of Essential Information......................................      i
Independent Auditors' Report..........................................     xi
Statement of Financial Condition......................................    xii
Schedule of Portfolio Securities......................................    xiv
PART B
Introduction..........................................................      1
The Trust.............................................................      1
    Objectives and Securities Selection...............................      1
    Summary Description of the Portfolio..............................      1
    Risk Factors......................................................      3
    Reimbursement Costs...............................................      7
Unit Creation--Deposit of Securities..................................      7
Tax Status of the Trust...............................................      9
Retirement Plans......................................................     10
Public Offering of Units..............................................     11
    Public Offering Price.............................................     11
    Public Distribution...............................................     12
    Secondary Market..................................................     12
    Profit of Sponsor.................................................     13
    Volume Discount...................................................     13
Redemption............................................................     14
    Right of Redemption...............................................     14
    Redemption Procedures.............................................     14
    Computation of Redemption Price...................................     16
    Postponement of Redemption........................................     17
Exchange Option.......................................................     17
Direct Invest.........................................................     19
Reinvestment Program..................................................     19
Rights of Unit Holders................................................     20
    Unit Holders......................................................     20
    Certain Limitations...............................................     20
Expenses and Charges..................................................     21
    Organization Costs................................................     21
    Trust Fees and Expenses...........................................     21
    Other Charges.....................................................     21
    Payment...........................................................     22
Administration of the Trust...........................................     22
    Records and Accounts..............................................     22
    Distribution......................................................     22
    Portfolio Supervision.............................................     23
    Voting of the Portfolio Securities................................     24
    Reports to Unit Holders...........................................     24
    Amendment.........................................................     25
    Termination.......................................................     26
Resignation, Removal and Liability....................................     28
    Regarding the Trustee.............................................     28
    Regarding the Sponsor.............................................     29
Miscellaneous.........................................................     29
    Sponsor...........................................................     29
    Trustee...........................................................     29
Legal Opinions........................................................     30
Independent Auditors..................................................     30
Performance Information...............................................     30



      CLF#37701


  MORGAN STANLEY DEAN WITTER

[LOGO] UNIT INVESTMENT TRUST
SELECT EQUITY TRUSTS

----------------------------------------
THE COMPETITIVE EDGE

BEST IDEAS PORTFOLIO SERIES 2000-4

------------------------------

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust. In such cases, investors should note that:

    The information in this prospectus is not complete and may be changed. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

    MORGAN STANLEY DEAN WITTER IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

               -   Cahill Gordon & Reindel (included in Exhibit 5)

               -   Grant Thornton LLP



The following Exhibits:

     ****EX-3(i)   Certificate of Incorporation of Dean Witter Reynolds Inc.

    ****EX-3(ii)   By-Laws of Dean Witter Reynolds Inc.

         *EX-4.1 Trust Indenture and Agreement, dated September 30, 1993, as amended.

        *EX-4.15   Amendment to Exhibit 4.1, dated December 30, 1997.

        **EX-4.2   Reference Trust Agreement dated October 23, 2000.

          **EX-5   Opinion of counsel as to the legality of the securities being registered.
       **EX-23.1   Consent of Independent Auditors.
       **EX-23.2   Consent of Cahill Gordon & Reindel (included in Exhibit 5).

         **EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds

                   Inc.

      **** EX-99   Information as to Officers and Directors of Dean Witter
                   Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. Pursuant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

*****EX-99.A(11)   Code of Ethics
-------------------------


* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2, Registration No. 333-96225 and as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio Series 98-1, Registration no. 333-41785.

**       Filed herewith.

***      Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.

                                   SIGNATURES

     The Registrant, Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-4, hereby identifies the Dean Witter Select Equity Trust, Morgan Stanley Dean Witter Competitive Edge Best Ideas October 1997 and the Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High-Technology 35 Index Trust, Series 1 for purposes of the representations required by Rule 487 and represents the following:

         1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

         2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

         3) That it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-3, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 23rd day of October, 2000.

                        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                        THE COMPETITIVE EDGE BEST IDEAS PORTFOLIO SERIES 2000-4 (Registrant)

                        By:   Dean Witter Reynolds Inc.
                              (Depositor)

                              /s/Thomas Hines
                              Thomas Hines
                              Authorized Signatory

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 23rd day of October, 2000.

Name                                                   Office
----                                                   ------
Philip J. Purcell                                      Chairman & Chief       )
                                                       Executive Officer      )
                                                       and Director           )
Bruce F. Alonso                                        Director
Richard M. DeMartini                                   Director
Raymond J. Drop                                        Director
James F. Higgins                                       Director
Donald G. Kempf, Jr.                                   Director
John J. Mack                                           Director
Mitchell M. Merin                                      Director
Stephen R. Miller                                      Director
John H. Schaefer                                       Director
Thomas C. Schneider                                    Director
Alan A. Schroder                                       Director
Robert G. Scott                                        Director

                                                       By: /s/Thomas Hines
                                                           Thomas Hines
                                                           Attorney-in-fact*
--------------------

* Executed copies of the Powers of Attorney of the Board Members listed above have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499, the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389, Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905, Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713 and Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Se-
lect Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-3, File No. 333-37846.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

        Exhibit No.                       Title of Document
        -----------                       -----------------
****EX-3(i)                  Certificate of Incorporation of Dean Witter
                             Reynolds Inc.
****EX-3(ii)                 By-Laws of Dean Witter Reynolds Inc.
   *EX-4.1                   Trust Indenture and Agreement, dated
                             September 30, 1993 as amended.
    *EX-4.15                 Amendment to Exhibit 4.1, dated December 30, 1997.
  **EX-4.2                   Reference Trust Agreement dated October 23, 2000.
  **EX-5                     Opinion of counsel as to the legality of the
                             securities being registered.
  **EX-23.1                  Consent of Independent Auditors.
  **EX-23.2                  Consent of Cahill Gordon & Reindel (included in
                             Exhibit 5).
  **EX-24                    Powers of Attorney executed by a majority of the
                             Board of Directors of Dean Witter Reynolds Inc.
**** EX-99                   Information as to Officers and Directors of Dean
                             Witter Reynolds Inc. is incorporated by reference
                             to Schedules A and D of Form BD filed by Dean
                             Witter Reynolds Inc. pursuant to Rule 15b1-1 and
                             15b3-1 under the Securities Exchange Act of 1934
                             (1934 Act File No. 8-14172).

*****EX-99.A(11)             Code of Ethics

-------------------------


* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2,
         Registration No. 333-96225 and as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio Series 98-1, Registration no. 333-41785.

**       Filed herewith.

***      Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.